Exhibit 99.6

February 5, 2018

Board of Directors

CVS Health Corporation

One CVS Drive

Woonsocket, Rhode Island 02895

Re:	Amendment No. 2 to the Registration Statement on Form S-4 of
CVS Health Corporation (File No. 333-222412), filed February 5, 2018 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our opinion letter, dated December 3, 2017 (“Opinion Letter”), with respect to the fairness from a financial point of view of the Aggregate Consideration (as defined in the Opinion Letter) to be paid by CVS Health Corporation (the “Company”) for each outstanding common share, par value $0.01 per share, of Aetna Inc. (“Aetna”) pursuant to the Agreement and Plan of Merger, dated as of December 3, 2017, by and among the Company, Hudson Merger Sub Corp. and Aetna.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein. We understand that the Company has determined to include our opinion in the Registration Statement. In that regard, we hereby consent to the reference to our Opinion Letter under the captions “Summary—Opinions of CVS Health’s Financial Advisors”, “Aetna Proposal I: Approval and Adoption of the Merger Agreement and CVS Health Proposal I: Approval of the Stock Issuance—Background of the Merger”, “Aetna Proposal I: Approval and Adoption of the Merger Agreement and CVS Health Proposal I: Approval of the Stock Issuance—CVS Health’s Reasons for the Merger; Recommendation of the CVS Health Board of Directors that CVS Health Stockholders Approve the Stock Issuance”, “Aetna Proposal I: Approval and Adoption of the Merger Agreement and CVS Health Proposal I: Approval of the Stock Issuance—Opinions of CVS Health’s Financial Advisors” and “Aetna Proposal I: Approval and Adoption of the Merger Agreement and CVS Health Proposal I: Approval of the Stock Issuance—Unaudited Prospective Financial Information” and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the Registration Statement. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)